Mail Stop 3561

November 21, 2007

Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, MN 55426-4517

      Re: **Appliance Recycling Centers of America, Inc.**
                Form 10-K for Fiscal Year Ended December 30, 2006
                Filed March 29, 2007
                File No. 000-19621

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 31

1. Please have your independent accounting firm tell us what consideration was given to the fact that you were in violation of your debt covenants at the time they opined on your financial statements on March 16, 2007. We note the waiver was not obtained from your lender until March 28, 2007 subsequent to the audit report date of March 16, 2007. See AU530.

Report of Independent Registered Public Accounting Firm, page 32

2. Please clarify which audit report provides assurance for each individual period included in Schedule II on page 52. The McGladrey & Pullen audit report refers to the year ended January 1, 2005 while the Virchow, Krause & Company, LLP does not refer to any periods presented. Also, please tell us why the schedule does not include an annual balance as of December 31, 2005.

Consolidated Balance Sheets, page 33

3. Please add a line item to correspond with Note 5. See Rule 5-02.25 of Regulation S-X.

Consolidated Statements of Income, page 34

4. Please separately present cost of revenue to be consistent with revenues. See Rule 5-03(b)2 of Regulation S-X. Alternatively please tell us why it is impracticable to separate, identify or reasonably allocate a significant amount of the costs disclosed as cost of revenues.

Consolidated Statement of Cash Flows, page 36

5. Please revise your disclosure to clarify why the line of credit cash flows are eligible for net reporting. You disclose this line of credit has a stated maturity date of one year and requires minimum monthly interest payments. In your response please include your consideration of the net reporting requirement that debt be due on demand or have a stated maturity of three months or less to be reported net. See paragraph 13 of SFAS No. 95. Alternatively, please tell us that you will present the cash flows on a gross basis in future filings.

6. The cash flow statement shows long-term obligation payments of $260,000 yet the balance sheet shows no net change between periods. Help us understand the reason for these changes between periods and how the changes are reflected in cash flows. In your response please also explain the net change of $180,000 between the mortgage balances and capital leases shown in Note 3.

Notes to Consolidated Financial Statements, page 37
Note 1. Nature of Business and Significant Accounting Policies, page 37
Revenue Recognition, page 38
Product Warranty, page 38

7. Please tell us why you combine extended warranty agreement sales with retail product sales. See Rule 5-03(b) of Regulation S-X.

8. In future filings please disclose the basis for recognizing revenue over the term of the contract. We refer you to the discussion of 12 month contracts with retained service obligations in the fourth paragraph on page 22. Please include an example of your revised disclosure.

9. Please tell us if the third party service provider or the company is the named legal obligor for extended warranty agreements where the service provider is responsible for risk of loss or service costs. In either scenario, please tell us your basis for revenue recognition for these agreements and the applicable accounting guidance. Specifically please confirm you recognize the price of the extended warranty agreement, less commission, at inception and the basis for this treatment.

Property and Equipment, page 39

10. Please tell us if retirement obligations exist, and if so how you have accounted for these costs and how you satisfy the disclosure requirements in 22 of SFAS No. 143.

Software development costs, page 39

11. Please disclose the total amount of capitalized software developed for internal use included in each balance sheet and identify the line item that includes the capitalized software.

Segment Information, page 41

12. We observe the filing contains many disclosures indicating the company has various unrelated business activities and that these activities could be viewed as operating segments which may not satisfy all of the aggregating criteria in paragraph 17 of SFAS No. 131. Please tell us how management concluded the company has one reportable segment. In your response please provide us with the financial information available to your chief operating decision maker (CODM) as well as an organizational chart that describes the titles and functions of

managers within the company. In your response please also specifically address
the following:

- the dissimilarities of your operations includes retail appliance outlets,
providing recycling, reverse logistics and byproduct activities services;

- the regulatory environment that exists for recycling and byproduct activities
but not retail stores, and

- customer dissimilarities where retail stores serve the general public, recycling
activities serves electric utilities, reverse logistics serves appliance
manufacturers and retailers and byproduct activities serves waste haulers.

13. Please tell us why you do not present the geographic segment information
required by paragraph 38 of SFAS No. 131. We note you disclose opening
ARCA Canada, Inc. in 2006. To the extent your response states the information
is not material to your annual report; please tell us your consideration of
materiality with respect to subsequent interim periodic filings.

Note 5. Commitments and Contingencies, page 44

14. We note your recycling centers are registered as hazardous waste generators with
the EPA. Please tell us if there are any environmental costs or obligations
associated with compliance with environmental laws for this business activity.
Tell us whether you use a third party to dispose of hazardous waste. Revise your
disclosure here and/or MD&A as appropriate. See Item 101 of Regulation S-K.

Note 2. Line of Credit, page 42

15. We note from your disclosure that the payment of dividends is limited. Please
expand your disclosure to state the amount of income or retained earnings
restricted and free of restrictions, as applicable. See Rule 4-08(e) of Regulation
S-X.

Note 4. Accrued Expenses, page 44

16. Please explain the facts and circumstances surrounding the accrual for recycling incentive checks. In addition, we note the amount of the accrual has remained the same for several periods. Please tell us when you anticipate paying the amounts accrued.

Note 7. Shareholders' Equity, page 47

17. Please explain the discrepancy of 500 stock options between the note and the statement of shareholders' equity. For example, we note 21,500 stock options presented in this note and 21,000 in the statement of equity for 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio at (202) 551-3202, Review Accountant, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551- 3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief